

May 3, 2011

Mr. Richard Tobin
Chief Financial Officer
CNH Global N.V.
World Trade Center, Amsterdam Airport
Tower B, 10th Floor
Schiphol Boulevard 217
1118 BH Amsterdam
The Netherlands

   Re: **CNH Global N.V.**
      Form 20-F for the fiscal year ended December 31, 2010
      Filed March 1, 2011
      File No. 333-05752

Dear Mr. Tobin:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the fiscal year ended December 31, 2010

Item 5. Operating and Financial Review and Prospects, page 37

Other, net – Financial Services, page 45

1.   Please tell us what the phrase "result of currency" is intended to convey.

Liquidity and Capital Resources, page 58

2.   We see your discussions regarding the Brazilian government mass debt relief
        program on page 8 which have resulted in a high delinquency rate and significant
        increases to the allowance for credit losses. In future filings please disclose the
        impact of the debt relief program in your operating results and liquidity and
        capital resources discussion in Item 5.

Notes to Consolidated Financial Statements

Note 1. Nature of Operations

Revenue Recognition, page F-9

3.   In future filings please clarify when title and all risks of ownership have
        transferred to independent dealers or customers for sales of equipment and
        replacement parts and if this is at the time of physical delivery. Refer to SAB
        Topic 13.A.3. Also, tell us how you considered the disclosure requirements of
        SAB Topic 13B.

4.   We see that the significant delinquency rate for the Brazilian receivable portfolio.
        We also refer to your disclosure on page F-17 that there is significant uncertainty
        regarding the ultimate collection of this portfolio. Please tell us how you
        considered that collectibility is reasonably assured in your revenue recognition
        policy related to new sales in Brazil. Refer to SAB Topic 13.A.1.

5.   We refer to your remanufacturing business discussed on page 31. In future filings
        please disclose your accounting policy for remanufacturing products and services,
        including your accounting for the returned cores, if material.

Inventories, page F-12

6.   With respect to your inventory accounting policy, please tell us why you state
        inventories at the lower of cost or *net realizable value*. Discuss how you
        considered ASC 330-10-35 and the definition of market.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Leigh Ann Schultz at 202-551-3628 or me at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief